UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:
001-40282

CUSIP NUMBER:
51655R101

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
PART I — REGISTRANT INFORMATION
LanzaTech Global, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
8045 Lamon Avenue, Suite 400
Address of Principal Executive Office (Street and Number)
Skokie, Illinois 60077
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
LanzaTech Global, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2025 (the “Form 10-Q”). As previously disclosed, the Company is streamlining its priorities to sharpen its business focus and improve its cost structure. As part of these initiatives, the Company has undertaken a reduction in force aimed at right-sizing its business, which has led to a reduction in the internal resources the Company has available to devote to the Form 10-Q preparation. As a result of its resource constraints, the Company needs additional time to finalize certain disclosures and to complete the work related to the Company’s financial reporting. Therefore, the Company will be unable to file the Form 10-Q within the prescribed time period without unreasonable effort or expense.

The Company intends to file the Form 10-Q no later than the prescribed due date provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sushmita Koyanagi	(847)	324-2450
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company currently anticipates that its results of operations for the fiscal quarter ended September 30, 2025 (“Q3 2025”) will contain certain significant changes from its results of operations for the fiscal quarter ended September 30, 2024 (“Q3 2024”). More specifically, the Company expects to report an increase in net income in Q3 2025 in the high double digit percentage range as compared to Q3 2024, primarily attributable to a favorable change in the fair value of derivative instruments, and not as a result of any corresponding improvement in operating performance, cash flows, or underlying profitability. Additionally, the Company expects to report a decrease in cost of revenues (exclusive of depreciation) in Q3 2025 in the low double digit percentage range as compared to Q3 2024 and a decrease in total operating expenses in Q3 2025 in the mid-double digit percentage range as compared to Q3 2024, in each case, primarily due to the completion of projects for existing customers and headcount reductions.

The foregoing expectations are preliminary and subject to change upon finalization of the Company’s unaudited consolidated financial statements for Q3 2025. There can be no assurance that the final results will not differ materially from the foregoing preliminary results.

Forward-Looking Statements
This Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include statements regarding, among other things, the Company’s results for Q3 2025, the timing of the filing of the Form 10-Q and the plans, strategies, and prospects, both business and financial, of the Company. Forward-looking statements are inherently subject to risks, uncertainties and assumptions, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Generally, statements that are not historical facts, including those concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risk factors and other information contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025 and June 30, 2025, as well as other existing and future filings with the Securities and Exchange Commission.

Any forward-looking statement herein is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

LanzaTech Global, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 17, 2025	By:	/s/ Sushmita Koyanagi
Sushmita Koyanagi
Chief Financial Officer